Exhibit 10.3

MUTUAL SETTLEMENT, RELEASE OF DEBT, COVENANT NOT

TO SUE, WAIVER, AND NON-DISCLOSURE AGREEMENT ("Agreement")

WHEREAS, Corpsense Consulting., collectively and on behalf of all successors, heirs, executors, administrators, legal representatives, and assigns (hereinafter referred to collectively as "Corpsense"), and Caddystats, Inc., and their successors and legal representatives and (hereinafter referred to collectively as the "Company"), have reached an agreement with respect to all matters relating to the debts for services rendered to the Company, including but not limited bookkeeping services and any and all agreements, understandings or commitments Corpsense may have had with the Company up until even date herewith;

NOW, THEREFORE, in consideration of the mutual covenants and undertakings set forth herein, Corpsense and Company agree as follows:

1. **Full Satisfaction.** Corpsense and Company, by entering into this Agreement, accept the benefits and covenants to be conferred hereunder in full and complete satisfaction of any and all asserted and unasserted debts and claims of any kind or description against Company and Corpsense as of the date of this Agreement, including, but not limited to, any asserted and unasserted claims arising under any Federal, State and/or local law, including but not limited to any case law both Federal and State, the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, or any other Securities and Exchange Commission regulations, any and all Delaware statutes and case law including but not limited to the Delaware Code, Title 8 of the Delaware Code and any other "blue sky law", local ordinance, and/or other duty and/or other corporate related obligation as well as any claims arising from tort, ortuous course of conduct, fraud, contract (including but not limited to any written, oral, or implied contract), obligations of "good faith," public policy, statute, common law, equity, and all claims for monetary and equitable relief, punitive and compensatory relief, and attorneys' fees and costs.

2. **Release.** In consideration of the benefits, covenants and undertakings above, Corpsense and Company hereby release and discharge the other from any and all liability, and waive any and all rights of any kind and description that Corpsense or Company has or may have against the other as of the date of this Agreement including, but not limited to, any asserted and unasserted claims arising under any Federal, State and/or local law, including but not limited to any case law both Federal and State, the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, or any other Securities and Exchange Commission regulations, any and all Delaware statutes and case law including but not limited to the Delaware Code, Title 8 of the Delaware Code and any other "blue sky law", local ordinance, and/or other duty and/or other corporate related

obligation as well as any claims arising from tort, ortuous course of conduct, fraud, contract (including but not limited to any written, oral, or implied contract), obligations of "good faith," public policy, statute, common law, equity, and all claims for monetary and equitable relief, punitive and compensatory relief, and attorneys' fees and costs.

3. **Non-Disparagement.** Corpsense and Company each agree that except, for truthful statements in any proceeding to enforce this Agreement or pursuant to a valid Subpoena or Court Order, neither will make or publish any statement (orally or in writing) that becomes or reasonably could be expected to become publicly known, or instigate, assist or participate in the making or publication of any such statement, which would libel, slander or disparage (whether or not such disparagement legally constitutes libel or slander) the other or, with respect to Company or Corpsense, any of their affiliates or any other entity or person within Company or Corpsense or their affiliates, any of their affairs or operations, or the reputations of any of their past or present officers, directors, agents, representatives and employees.

4. **Unauthorized Disclosure.** Without the prior written consent of Caddystats, Inc. and Corpsense except to the extent required pursuant to a valid Subpoena or Court Order from an appropriate government agency, in which event, Corpsense and Company shall use reasonable efforts to consult with Caddystats, Inc. and Corpsense prior to responding to any such valid Order or Subpoena, Corpsense and Company shall not disclose any information regarding this Agreement, agree to keep confidential and not disclose to any third party the terms and conditions of this Agreement, the existence of this Agreement, or any of the negotiations and discussions that preceded its making, except as follows in which cases Corpsense and Company will nevertheless use reasonable efforts to seek confidential treatment by any receiving party: (i) as is necessary to effectuate any term or provision of this Agreement, including any subsequent litigation to enforce this Agreement, except that Corpsense and Company shall take all reasonable steps to maintain the confidentiality of this information including filing documents under seal and entry of appropriate protective orders; (ii) to Corpsense's and Company's accountants or lawyers; (iii) as required by law, and (iv) as required by any court order upon notice to the other party sufficiently in advance of such disclosure to permit it to seek a protective order.

5. **No Admission of Liability.** By entering into this Agreement, Corpsense and Company do not admit to any liability, wrongdoing, breach of any contract, commission of any tort or the violation of any statute or law alleged by the other to have been violated or otherwise.

6. **Entire Agreement and Severability.** This Agreement constitutes the complete settlement of all issues and disputes existing between Corpsense and Company as of the date hereof and may not be modified except by a suitable writing signed by both Corpsense and Company. This Agreement has been entered into by Corpsense and Company voluntarily, knowingly, and upon advice of counsel.

If any provision of this Agreement is held to be invalid, the remaining provisions shall remain in full force and effect.

7. **Injunctive Relief; Attorneys Fees.** Each party hereto acknowledges that a violation of such party's obligations under this Agreement would cause irreparable damage to the other parties hereto. Accordingly, each party agrees that each other parties hereto are entitled to injunctive relief from any court of competent jurisdiction for any actual or threatened violation of this Agreement in addition to any other remedies it may have.

8. **Execution.** Corpsense and Company acknowledge that they have had reasonable time from the receipt of this document to review it. Upon execution, Corpsense and Company or their attorney must promptly send this document by certified mail or facsimile to the Company. A copy may be retained by Corpsense and Company.

9. **Governing Law; Venue.** This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware. An action for breach of this Agreement may be brought in any court of competent jurisdiction located in Delaware.

10. **Successors and Assigns.** This Agreement shall be binding upon and shall inure to the benefit of the heirs, successors and assigns of the parties hereto.

THE REMAINDER OF THIS PAGE IS LEFT INTENTIONALLY BLANK

THE UNDERSIGNED, intending to be legally bound, have executed this Agreement on this 2nd day of February, 2009.

CORPSENSE CONSULTING, INC.

By: /s/ Marc Cremini

Name: Marc Cremini
Date: 02/02/2009

CADDYSTATS, INC.

By; /s/ Micheal P. Nugent

Name: MICHEAL P. NUGENT

Title: President

Date: 02/02/2009